Filed by Duddell Street Acquisition Corp.

This communication is filed pursuant to Rule 425 under the

United States Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Duddell Street Acquisition Corp.

Commission File Number: 001-39672

Date: May 2, 2022

The information contained herein is an English translation of a Korean language article that appeared, and was subsequently upated, in a South Korean media website containing an interview with Timothy Hwang, chief executive officer of FiscalNote Holdings, Inc. A translation of the previously posted version of this article was filed pursuant to Rule 425 on April 29, 2022. Attempts to provide an accurate translation of the article in Korean have been made, but due to linguistic nuances, slight differences may exist.

[Interview] CEO Tim Hwang of 'FiscalNote', an AI-based legal regulation information service, entering the ESG market

'Connecting the world to government.'

This is the phrase written when you get off the elevator of FiscalNote's headquarters or branch office. FiscalNote is an artificial intelligence (AI)-based information service platform that contains information on laws and regulations from around the world. You can think of it as Bloomberg, Thomson Reuters, or Refinitiv equipped with AI technology. It is a service used by more than 5,000 companies, including the US administration, Congress, the Pentagon, the CIA, the FBI, multinational companies such as Nestlé, and investors on Wall Street.

Founded in 2013, FiscalNote, which was selected as one of the 'Top 10 Startups That Will Change the World' by CNN the following year, announced its entry into the ESG market last year. The first step was the acquisition of Equilibrium, a Singapore-based ESG data management solution, in August last year. On the 21st, we met with CEO Tim Hwang, who had visited Korea after a long time, to hear about the specific plans of Fiscal Note regarding ESG advancement

- Why did you enter the business of providing ESG-related solutions to companies?

“Where there is a significant level of legal and regulatory change, there is a business need. Typical markets are cryptocurrencies, ESG, and online gambling. We are essentially providing two services. One is a service that informs customers of 'what is happening in the world'. To this end, we provide revisions of legal regulations or related information in the form of a premium subscription. Another is a service that provides software. It is a B2B software platform that allows a company to collect carbon emissions, water management metrics, etc., then automatically benchmark it against competitors and automatically report it to regulators and the public.”

- Last August, FiscalNote acquired Equilibrium of Singapore, which developed ESG automation software. Equilibrium announced that it would advance into Korea with Bespin Global. What is the current status?

“Equilibrium is fully integrated with FiscalNote, taking on a new business unit that builds on our sustainability capabilities. We sell subscription services in North America and Europe, Singapore and Australia, and when we expand it globally, sometimes with local business partners like Bespin, sometimes on our own. It has been going pretty well so far.”

- In Korea, as ESG boomed from the second half of 2020, the related market is also growing explosively within a year. Aiming at the SaaS (software as a service) market equipped with ESG solutions, SK C&C opened a related data platform not only in global companies such as Salesforce and SAP, but also in Korea, and POSCO International also opened an artificial intelligence ESG platform called 'i-ESG', which was launched as an in-house venture. What difference does Equilibrium service have?

“We are a cloud-based web application service, and I think the benchmarking service is the best in the industry. You can compare data with other competitors and see the whole of sustainability issues, not just carbon and water. It is different from other services that are in-house or focus on accounting or financial aspects. It is also different in that it provides a database service for political legislation and regulation along with ESG information. In February of last year, we acquired 'Oxford Analytica', a consulting firm specializing in international affairs in the UK.”

- Is it not only quantitative ESG data but also services provided by Reprisk and Arabesque, services that can diagnose ESG risk in real time using AI?

“Last year we acquired a Korean startup called Aicel Technologies. It is a company that is rapidly growing in the alternative data market for economic activity. For example, it cooperates with Shinhan Card to utilize credit card transaction data, or cooperates with kt to examine food delivery location data. It tracks all the different things that happen in the economy, and this information is sold to asset managers and companies. We are also trying to process the ESG benchmarking dataset.”

- How do you view the Korean market?

“Most of our customers are multinational companies. In Europe, Singapore, and Taiwan, the places that used the service of FiscalNote are electronics manufacturers, food and beverage companies, airlines, and automobile manufacturers. Most of the companies with large carbon footprints are generating sales from $10 billion (12 trillion won) to $520 billion (650 trillion won). However, the market for most Korean conglomerates is quite different from the global market. When it comes to software, it's not a very good market. Large Korean IT companies such as Naver and Kakao are still B2C type companies. In the US, tech giants are mostly B2B companies. Business models such as Adobe, Microsoft, Oracle, Facebook, and Amazon all generate revenue by adding agencies that work together on a B2B basis. The Korean market is quite different from the B2B-oriented US market that Fiscal Note originally aimed for.”

“Most Korean conglomerates try to avoid outsourcing or external licensing, and since they have their own services and software, it is a very difficult market unless the market structure changes. However, in the United States, most of them use a licensing service,” he said. He predicted that the B2B market would be activated if there was a licensing culture in Korea, and that it would be possible only in the next 8 to 15 years. CEO Tim Hwang said, “Korean companies are unfamiliar with licensed software, so if they want to grow their business in Korea, they need to provide ESG consulting services like the existing four major accounting firms do, but that is not the direction Fiscal Note is looking at. ” he said.

- Then, which companies do you see as the main target?

“The target customer base in the Korean market is mid-sized companies that do not have their own services. The target customer group is a mid-sized group with a market capitalization of approximately $1 billion to $3 billion (1.2 trillion to 3.7 trillion won), and we are considering a client group the same size as Nongshim. Samsung, SK, etc. have affiliated IT groups, but mid-sized companies that still lack the technical foundation need external partners.”

- I am curious about the price of the subscription service and which clients use the service.

“It varies from $40,000 (50 million won) to 250,000 to 350,000 dollars (300 to 400 million won) per year depending on the type of service. Foreign companies such as Nestlé, Coca-Cola, and Cargill are major customers, and the price is set somewhat high. Nestlé is receiving ESG-linked services as well as legal and regulatory information of Fiscal Note overseas. Food and beverage companies such as Nestlé need this service to obtain information about each country's response to packaging, plastic straws, and containers. Cargill is also sensitive to comprehensive ESG information on deforestation in Latin America, shipping issues in North America, and trade in soybeans and meat.

In the end, it is information about 'What's going on?' and 'What do I do about it?'. The former is legal or regulatory trend information, and the latter is ESG service. In the case of the US and EU, subscription services such as Bloomberg and Reuters are so familiar that the market capitalization of subscription information service companies alone reaches 30 to 60 trillion won. Our service is just another subscription service to an existing service.”

In the process of building a foothold in Korea, he revealed his plan to make Korea a hub for Asia. It is said that this is because it is politically stable among East Asian countries, has convenient flight connections to global markets, and has excellent IT and tech manpower including AI. In February 2020, FiscalNote acquired Data Hunt, an AI-based data collection and processing company, for $1.7 million (2.2 billion won). Datahunt has a crowdsourcing platform where AI handles so-called 'data labeling' such as data collection, processing, inspection, and manpower management. He added that he is also very interested in finding good M&A companies in Korea.

- I know that the listing process is in progress in the US, but how is it going?

“The US Securities and Exchange Commission (SEC) process is in progress. We expect to be listed on the New York Stock Exchange (NYSE) within this quarter.”

- The US also announced mandatory climate disclosure at the SEC, and the EU will soon introduce a mandatory disclosure system. What do you expect the ESG market to look like in the future?

“I think the US market right now is almost a land of opportunity. There are many business opportunities. Every business needs an ESG platform. Assuming that the average price of the platform is 100 and five publicly traded companies are newly serviced in one year, this means that there will be a multi-billion dollar market. I think FiscalNote is in a very good position to take advantage of this market opportunity.”

- What is your future business plan?

“We are expanding our business very aggressively. The estimated sales for this year are 220 billion won. In particular, ESG will be the fastest growing business among the three sectors: Legal, AI, and ESG. Half of them plan to make money through M&A.”

Tim Hwang is a second-generation Korean American. Although he was pouring out answers in English as fast as a rapid-fire gun, he showed a sense of explaining the numbers in 'Korean' in the middle. In 2008, at the age of 16, he supported public education through social media at the Obama campaign. It is said that he had an early interest in politics and social change.

He majored in political science and computer science at Princeton University, and in 2013, he started FiscalNote after participating in a startup camp run by Plug and Play in Silicon Valley. It was an opportunity to see IT changing the world faster than politics. He dropped out of Harvard University's MBA program to start his own business. It has received more than $200 million in investment from Yahoo founder Jerry Yang and others, and in 2018, it acquired the American political media company CQ Roll Call from The Economist Group, a leading British media company.

When he said, “It feels really great from the position of starting a business,” he said, “We are still a start-up. ” He poured out again like a rapid-fire cannon.

Additional Information and Where to Find It

In connection with its proposed business combination with FiscalNote Holdings, Inc. (“FiscalNote”), Duddell Street Acquisition Corp. (Nasdaq: DSAC) ("Duddell Street") has filed relevant materials with the Securities and Exchange Commission ("SEC"), including a registration statement on Form S-4, which includes a proxy statement/prospectus of Duddell Street, and will file other documents regarding the proposed business combination with the SEC. Duddell Street's shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and, when available, the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about FiscalNote, Duddell Street and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, Duddell Street will mail the definitive proxy statement/prospectus and a proxy card to each shareholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and shareholders of Duddell Street are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed business combination. The documents filed by Duddell Street with the SEC may be obtained free of charge at the SEC's website at www.sec.gov.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in the Solicitation

Duddell Street and its directors and executive officers may be deemed participants in the solicitation of proxies from its shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Duddell Street will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about Duddell Street’s directors and executive officers and their ownership of Duddell Street shares is set forth in Duddell Street’s prospectus, dated October 28, 2020. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

FiscalNote and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Duddell Street in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will,” “are expected to,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “pro forma,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding FiscalNote’s industry and market sizes, future opportunities for FiscalNote and Duddell Street, FiscalNote’s estimated future results and the proposed business combination between Duddell Street and FiscalNote, including pro forma market capitalization, pro forma revenue, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of Duddell Street’s and FiscalNote’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond Duddell Street’s or FiscalNote’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements. Except as required by law, Duddell Street and FiscalNote do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.